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+The information in this prospectus is not complete and may be changed. We may +
+not sell these securities until the registration statement filed with the     +
+Securities and Exchange Commission is effective. This prospectus is not an    +
+offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               PRELIMINARY PROXY STATEMENT--SUBJECT TO COMPLETION

                               [VIACOM LOGO]


                                 1515 Broadway
                            New York, New York 10036

                                                          November 24, 1999

Dear Viacom Shareholder,

  As you no doubt have heard, Viacom and CBS have agreed to a merger. The new company, which will retain the Viacom name, will be the largest seller of advertising across the media landscape, with extraordinary assets in broadcast and cable television, a leading radio and outdoor media company, a preeminent motion picture studio, a world-class consumer publishing group, a leading regional theme park operation and a growing portfolio of Internet ventures. This merger advances the vision we share with CBS of building the preeminent global media and entertainment company. The new Viacom will have exceptional content and a portfolio of some of the world's most powerful brands.

  Viacom is soliciting consents from holders of Viacom Class A common stock in connection with this merger.

  Under the terms of the merger, holders of CBS common stock will have the right to receive 1.085 shares of Viacom Class B common stock for each share of CBS common stock that they own and holders of CBS Series B preferred stock will have the right to receive 1.085 shares of newly created Viacom Series C preferred stock for each share of CBS Series B preferred stock that they own. Both Viacom Class A and Class B common stock and CBS common stock are primarily traded on the New York Stock Exchange.

  National Amusements, Inc., which owns approximately 68% of Viacom's Class A common stock, has agreed to consent to the merger and the other proposals described in this joint proxy statement/prospectus. Therefore, approval of these proposals by the shareholders of Viacom is assured.

  If you hold Viacom Class A common stock, please complete, sign, date and mail your signed written consent card in the enclosed return envelope. Approval of these matters by Viacom's shareholders will occur when the holders of a majority of the outstanding Viacom Class A common stock deliver dated and properly executed consents to Viacom. National Amusements is expected to deliver its consent at 12:00 noon, New York City time, on December . , 1999. Therefore, for your consent to be counted, we must receive it, dated and properly executed, no later than 12:00 noon, New York City time, on December ., 1999. You may revoke your written consent in the manner described in this document at any time prior to the time that sufficient consents are delivered to Viacom.

  Detailed information concerning the merger, the merger agreement, related agreements, Viacom's proposed new Restated Certificate of Incorporation and other important information is contained in the attached joint proxy statement/prospectus and its annexes. Please read this information carefully.

                                 Sincerely,

                                 Sumner M. Redstone
                                 Chairman and Chief Executive Officer

  For a discussion of risk factors which you should consider in evaluating the merger, see "Risk Factors" beginning on page 18.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or determined whether this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  This joint proxy statement/prospectus is dated November 24, 1999, and is first being mailed to shareholders on or about November 24, 1999.